UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Important Notice of the Company Management

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO Argentina)

1. Title	Business plan of 2nd stage of POSCO Argentina’s lithium brine project

2. Details

•   Followed by the construction start of brine-based commercial plant as the 1st stage of business plan in 2022, the plan for the 2nd stage has been resolved by POSCO HOLDINGS’ board of directors.

*   1st stage : Lithium Hydroxide production capacity of 25k tons/yr (Construction in progress as planned and expected to be completed by April 2024)

*   2nd stage : Lithium Hydroxide production capacity of 25k tons/yr (expected to be completed by second half of 2025)

•   The business scheme of 2nd stage is producing lithium carbonate at the plant of POSCO Argentina and converting into lithium hydroxide at the plant in Korea which is soon to be established. Lithium hydroxide produced in Korea will later be supplied to cathode material producers.

*   Lithium hydroxide is a raw material for cathode materials used in secondary battery manufacturing process and will be supplied to cathode material producers in the future.

•   The capital expenditure of 2nd stage of the project is U$1.093 billion (approximately KRW 1.5 trillion) including U$741 million(approximately KRW 1 trillion) for local plant in Argentina and U$352 million(approximately KRW 0.5 trillion) for new plant in Korea.

*   The capital expenditure above includes interest bearing debts.

3. Decision(Confirmation) date	October 7, 2022

4. Other matters to be factored into investment decisions

•   POSCO Argentina is a subsidiary of POSCO HOLDINGS, accounting for 0.38% of the total consolidated assets. The total assets of subsidiary company is based on the financial statement of 2021 and the consolidated total assets of POSCO HOLDINGS is based on the 1Q consolidated financial statements of POSCO HOLDINGS as of March 31, 2022 which is after the vertical spin-off.

•   Business plan of POSCO Argentina’s 3rd-4th stage on lithium brine (capacity of 50k tons of lithium hydroxide) will be resolved by POSCO HOLDINGS’ board of directors in the future, and the expected time of completion is 2028.

•   Domestic production plant producing lithium hydroxide which is a part of 2nd stage business plan will be established in the future, and it will be announced through additional disclosure after the establishment.

•   Above investment amount in KRW under ‘2. Details’ is the amount expected as of October 11, 2022 (basic rate of exchange (USD/KRW) : 1,410.30), and may be subject to change depending on the exchange rate at the time of execution.

•   Above 3. Decision(Confirmation) date is the date of resolution of the board of directors.

•   Information provided above may be subject to change due to the construction process in Argentina and we will provide additional disclosure if the plan changes.

[Details Of Subsidiary Company]

Name of subsidiary company	POSCO Argentina

- Main business	Development, production, sales and research on lithium

Total assets of subsidiary company (KRW)	376,010,000,000

Consolidated total assets of parent company (KRW)	98,626,637,314,649

Ratio to consolidated total assets of parent company (%)	0.38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: October 11, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President